EXHIBIT 20.1


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A correspondence  from NewMarket  Technology Inc. management to the shareholders to explain in conversational narrative the details of the contemplated and cancelled financing disclosed in a previous SEC Form 8K filed on March 15, 2005.

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Reference: NewMarket SEC Form 8K Disclosure March 15, 2005.

Dear Fellow Shareholders,

The SEC Form 8K disclosure submitted and filed yesterday appears to have caused confusion and concern. The purpose of this communication is to sort out the confusion and correspondingly alleviate any concern. In fact, I consider the events associated with this SEC Form 8K to be good news for NewMarket shareholders.

SEC Form 8K March 15, 2005  SUMMARY

In short, NewMarket was contemplating an immediate $2 million investment with a following $3 million investment that would have required the Company to file a registration statement to support a $5 million security convertible into free trading shares of NewMarket Stock. For a number of reasons, NewMarket is not proceeding with this transaction. NewMarket has sourced an alternative financing arrangement that will satisfy our acquisition financing requirements and not require any additional NewMarket stock to be issued.

SEC Form 8K March 15, 2005  DETAILED HISTORY

The Company has anticipated investing $5 million in working capital into new acquisitions. NewMarket does not require any financing to fund existing operations. All contemplated financing is in association with our acquisition strategy and plans.

Late last year, as mentioned above, NewMarket contemplated a security financing transaction totaling $5 million. In more detail, the contemplated security financing would have provided $2 million in conjunction with the filing of a registration statement and up to $3 million after the registration statement became effective as required to support the acquisitions. However, after the contemplated security transaction was initially closed and partially financed, recent Securities and Exchange Commission (SEC) rule interpretations voided the terms of our contemplated transaction. The SEC published rule interpretations that required all funds associated with a private investment to be received by the Company within five days of a registration statement becoming effective. This change voided the contemplated terms for the $3 million in funding to be available to NewMarket subsequent to the registration statement becoming effective. After many weeks of attempted negotiations to restructure the contemplated financing, the agreement was canceled. The partial funds received from one investor were returned and the funds from the second investor were restructured into a term note. The Company has decided not to pursue funding at this time that would require a registration statement. The SEC Form 8K disclosure filed today addresses the cancellation of the contemplated financing.



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We  suspect  the   negotiations   to  attempt  to  restructure   the  originally
contemplated security financing agreement may have been prolonged on the part of one of the contemplated investors in an effort to protect a premature hedge position. Recognizing that NewMarket and the two contemplated investors executed and partially funded security financing agreements, it is possible that the investors might have hedged against the agreement. Our suspicion arises from an investor's aggressive unwillingness to consider a reduced investment amount that could have been entirely funded within five days of a registration statement being effective.

OPERATIONAL IMPACT AND REVISED APPROACH

The Company does not have an immediate need for all $5 million in financing. Our current acquisition pipeline only requires the initial $2 million in financing over the next 180 days. The Company has already engaged alternative financing on improved terms that will not require the registration of any new NewMarket stock in order to provide $2 million in financing to impending acquisitions. The Company has already received $850,000 toward a total of $1 million in debt financing that is currently structured in a 30 day note intended to be restructured into a long-term note to include the remaining $150,000 prior to the end of the 30 day term. An additional $1 million is committed for investment directly into NewMarket China secured exclusively by NewMarket China assets.

We are confident that NewMarket's improving balance sheet and revenue growth will ultimately enable the Company to gain access to the additional $3 million in anticipated capital requirements for future acquisitions on terms improved from those in the previously contemplated security financing transaction.

CONCLUSIONS AND ADDITIONAL INFORMATION

There should be no call for concern in regard to the SEC Form 8K disclosure filed yesterday. As mentioned in my introduction, I believe the course of events that led to this change in contemplated financing, while peculiar and certainly unpredictable, have fortunately resulted in improved acquisition working capital financing terms.

In an effort to thoroughly address concerns I have included below the original letter to shareholders addressing the cancellation of the originally contemplated financing and the resulting changes in our acquisition financing strategy. While some of the information will be redundant, the following letter does provide more detail regarding the acquisitions under negotiation that could add $70 million in annual revenue for NewMarket.

I recognize the apparent confusion regarding the SEC Form 8K filed yesterday may be partly responsible for the dip in price per share. However, I would advise that any one issue or event is never likely to be the cause of any overall change in share price. I do hope that the dissemination of this correspondence will mitigate if not eliminate any concern that may have resulted from yesterday's filing.

Thank you for your  ongoing  interest  in  NewMarket  Technology.  Please do not
hesitate   to   contact   the   company   with   any   further    questions   at
lcgroup@mindspring.com, Rick Lutz, Investor Relations, 404-261-1196.

Best Regards,

Philip Verges
CEO and Chairman
NewMarket Technology Inc.




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NewMarket  Technology Inc.  Releases Letter to Shareholders;  Provides Update on
Acquisition Plans with $70 Million in Potential New Sales Under Negotiation


CEO Outlines Evolving Strategy to Provide Working Capital Financing to Acquired Companies and Details Recent Finance Restructure with Improved Terms


DALLAS--(BUSINESS WIRE) March 11, 2005 - NewMarket Technology Inc. (OTCBB: NMKT) today released a Letter to Shareholders from Philip Verges, CEO of NewMarket Technology. The letter is included in its entirety in this press release.
--------------------------

Dear Fellow Shareholders,

The key aspect of NewMarket's business model that differentiates the Company from other emerging technology companies is our unique dividend strategy. After three years of acquiring and developing early stage proprietary technology, NewMarket has recently announced its first spin-off and shareholder dividend. With the sale of our Homeland Security subsidiary to Defense Technology Systems (OTCBB: DFTS), NewMarket will issue 10 million shares of Defense Technology stock in a dividend to its shareholders of record as of July 1, 2005. As the result of further spin-offs, NewMarket plans this year to declare and issue similar dividends totaling $10 million in value.

NewMarket has grown from $2.3 million in revenue in 2003 to $25 million in revenue in 2004. Much of this more than 1000% growth was achieved through acquisition. NewMarket has forecasted $75 million in revenue in 2005 with the majority of the $50 million increase to result from organic growth. The Company has recently announced details regarding a $150 million sales pipeline. With our unique dividend strategy as the key aspect of NewMarket's business model the acquisition of early stage proprietary technology companies still remains a critical component of our strategy.

The company has lately concentrated on communicating information to shareholders regarding our first ever equity dividend. The Company has also concentrated on communicating organic sales growth progress. The purpose of this communication it to update shareholders on NewMarket's ongoing acquisition strategy and progress.

Over the last two years, NewMarket has acquired six majority interests and two minority interests in eight entrepreneurial early stage technology companies. NewMarket has also acquired four technology services companies to support and distribute the proprietary technologies of the eight early stage technology companies. NewMarket is currently in negotiations to acquire additional early stage technology and service companies with a cumulative annual revenue in excess of $70 million.

NewMarket has expanded its technology focus from telecommunications, healthcare and Homeland Security to now include financial services. NewMarket has also duplicated its overall acquisition, spin-off and dividend business model in parallel subsidiary companies concentrating in developing economic regions. NewMarket has recently announced NewMarket China and an initial acquisition in China. NewMarket China accounts for almost $50 million of the $70 million in potential new revenue to be added through acquisition. NewMarket will announce the launch of NewMarket Latin America in the second quarter of 2005.




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The Company has  anticipated  investing  $5 million in working  capital into new acquisitions. NewMarket continues to explore improved terms to access investment capital. Late last year, NewMarket contemplated a security financing transaction totaling $5 million. The contemplated security financing would have provided $2 million in conjunction with the filing of a registration statement and up to $3 million after the registration statement became effective as required to support the acquisitions. However, after the contemplated security transaction was
initially  closed  and  partially  financed,   recent  Securities  and  Exchange
Commission (SEC) rule interpretations voided the terms of our contemplated transaction. The SEC published rule interpretations that required all funds associated with a private investment to be received by the Company within five days of a registration statement becoming effective. This change voided the contemplated terms for $3 million in funding to be available to NewMarket subsequent to the registration statement becoming effective. After many weeks of attempted negotiations to restructure the contemplated financing, the agreement was canceled. The partial funds received from one investor were returned and the funds from the second investor were restructured into a term note. The Company has decided not to pursue funding at this time that would require a registration statement. An SEC Form 8K disclosure will be filed in association with the cancellation of the contemplated financing.

The Company has already engaged alternative financing on improved terms that will not require the registration of any new NewMarket stock in order to provide $2 million in financing to impending acquisitions. The company will receive $1 million in debt financing and an additional $1 million will be invested directly into NewMarket China. We are confident that NewMarket's improving balance sheet and revenue growth will ultimately enable the Company to gain access to the additional $3 million in anticipated capital requirements for future acquisitions on terms improved from those in the previously contemplated security financing transaction.

Management is enthusiastic about the Company's overall progress in organic growth, shareholder dividend opportunity, ongoing acquisitions, and access to capital. We look forward to providing future updates and welcome shareholder questions. Please do not hesitate to contact the company at lcgroup@mindspring.com Rick Lutz, Investor Relations (404) 261-1196.


Best Regards,

Philip Verges
CEO and Chairman
NewMarket Technology Inc.




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ABOUT NEWMARKET TECHNOLOGY INC. (www.newmarkettechnology.com)


In 2002, NewMarket launched a business plan to continuously introduce emerging communication technologies to market. The plan included a financing model for early technologies and an approach to creating economies of scale through a specialized service and support organization intended specifically for the emerging technology industry. The Company posted six consecutive profitable quarters through 2003 and established an annualized $15 million in revenue. In 2004, the Company diversified its communications technology offering into the healthcare and homeland security industries with the respective acquisitions of Medical Office Software Inc. (MOS) and Digital Computer Integration Corp (DCI). NewMarket Technology has forecasted revenue of $25 million for 2004, to be reported in the Company's next 10-K SEC filing, and 2005 revenue of $75 million. The Company has expanded sales into Asia, Latin America and Canada through the acquisitions of Infotel Technologies in Singapore, RKM IT Solutions of Caracas, Venezuela, and Logicorp respectively. The company recently announced its first spin-off with the acquisition by Defense Technology Systems (OTCBB: DFTS) of NewMarket's Homeland Security subsidiary, DCI, for stock.

This press release contains statements (such as projections regarding future performance) that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in the Company's filings with the Securities and Exchange Commission.



 Contact:


     NewMarket Technology, Inc.
     Rick Lutz, Investor Relations, 404-261-1196 ir@ipvoice.com www.newmarkettechnology.com www.ipvoice.com



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